

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

June 6, 2017

Via E-mail
Richard Tobin
Chief Executive Officer
CNH Industrial N.V.
25 St. James Street
London SW1A 1HA United Kingdom

> **Re:**   **CNH Industrial N.V.**
> **20-F for Fiscal Year Ended December 31, 2016**
> **Filed March 2, 2017**
> **File No. 001-36085**

Dear Mr. Tobin:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   In a letter to us dated September 22, 2014, you stated that your foreign subsidiaries sold agricultural equipment and parts under the New Holland brand to customers located in Sudan and Syria including, in certain cases, to an independent distributor or importer that may be partially or wholly state-owned. You state on page 18 of the 20-F that you sell agricultural equipment under the New Holland Agriculture and Case IH Agriculture brands. Websites for these brands identify Case IH dealers and New Holland Agriculture distributors in Sudan and Syria. Additionally, a press release on your website indicates that Case IH and New Holland machinery is assembled in Sudan.

As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your 2014 letter, whether through subsidiaries, affiliates,

distributors, partners, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
      Assistant Director
      Division of Corporation Finance

      Michael Going
      Chief Compliance Officer & Secretary
      CNH Industrial N.V.

      Emily A. Sturges
      Senior Counsel—Securities and Strategic Transactions
      CNH Industrial America LLC